Exhibit 99.1

Neptune Announces the Election of its Directors and Voting Results

LAVAL, QC, Aug. 15, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), announces  the voting results for the matters listed in its management proxy circular dated July 16, 2019 held at its Annual and Special Meeting of Shareholders in Montreal, Canada on August 14,  2019 (the "AGM").

Election of Directors. According to proxies received and a vote by show of hands, the following individuals were elected as directors of Neptune for the ensuing year.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John M. Moretz	25,621,016	99.28%	185,769	0.72%
Michael Cammarata	25,624,524	99.29%	182,261	0.71%
Ronald Denis	24,998,620	96.87%	808,165	3.13%
Helene F. Fortin	25,023,212	96.96%	783,573	3.04%
Richard Schottenfeld	25,687,211	99.54%	119,574	0.46%
Philippe Trudeau	25,634,474	99.33%	172,311	0.67%

Appointment of Auditors. According to proxies received and a vote by show of hands, KPMG LLP were appointed as the Corporation's auditors for the ensuing fiscal year and the directors were authorized to fix their remuneration.

KPMG LLP	Votes in Favor	% In Favor	Votes Withheld	% Withheld
	60,010,428	99.52%	286,464	0.48%

Approval of Amended Stock Option Plan and Equity Incentive Plan, and Related Matters. According to proxies received and a vote by show of hands, a majority of disinterested shareholders[1] approved the Corporation's amended stock option plan and equity incentive plan, and approved the grant of options to purchase common shares of the Corporation to Michael Cammarata.

Stock Option Plan and Equity Incentive Plan Amendments and Related Matters	Votes in Favor	% In Favor	Votes Against	% Against
	23,942,856	92.78%	1,863,928	7.22%

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. Neptune's wholly owned subsidiary, 9354-7537 Quebec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbooke, Quebec. With the recent acquisition of SugarLeaf, the Company now has a U.S.-based hemp extract supply chain supported by a 24,000 square-foot facility located in North Carolina. Neptune and SugarLeaf combined bring decades of experience in the natural products sector to the legal cannabis and hemp industry. Leveraging its scientific and technological expertise, The Company as a whole focuses on the development of value-added and differentiated products for the Canadian, U.S. and global cannabis and hemp markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil®, and of a variety of marine and seed oils. Its head office is located in Laval, Quebec.

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[1] Excluding the votes of insiders to whom stock options or entitlements may be granted under the stock option plan, or the equity incentive plan, and their associates, representing a total of 6,520,518 votes.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Canada, Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; United States, Carolyn Capaccio / Jody Burfening, LHA, 1.212.838.3777, ccapaccio@lhai.com / jburfening@lhai.com; Media Requests: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:30e 15-AUG-19